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                            April 22, 2022

       Ted Fernandez
       Chief Executive Officer and Chairman of the Board
       The Hackett Group, Inc.
       1001 Brickell Bay Drive, Suite 3000
       Miami, Florida 33131

                                                        Re: The Hackett Group,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed March 4, 2022
                                                            Item 2.02 Form 8-K
filed February 22, 2022
                                                            File No. 333-48123

       Dear Mr. Fernandez:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Item 2.02 Form 8-K filed February 22, 2022

       Exhibit 99.1, page 1

   1. You present and discuss numerous "pro forma" measures in your Item 2.02 Forms 8-K and earnings calls.
These measures do not appear to be pro forma measures, as
                                                        contemplated in Article
11 of Regulation S-X. Please retitle these measures to better reflect what they
actually represent and do not refer to them as being "pro forma"
                                                        measures. Also,
reconcile the retitled pro forma net income to GAAP net income, rather than GAAP income before
taxes. Present the non-GAAP adjustment for the income tax
                                                        impact directly
attributable to your other non-GAAP adjustments as a separate adjustment from any other non-GAAP
tax adjustments. Clearly disclose in greater detail how each income tax adjustment
was computed. In addition, tell us why you believe it is
                                                        appropriate to use a
normalized long-term projected cash tax rate for purposes of computing your non-GAAP
income tax expense, rather than using your actual GAAP
 Ted Fernandez
FirstName
The HackettLastNameTed
              Group, Inc. Fernandez
Comapany
April       NameThe Hackett Group, Inc.
       22, 2022
April 222, 2022 Page 2
Page
FirstName LastName
         income tax expense with only an adjustment for the income tax impact directly attributable to your other non-GAAP adjustments. Refer to Item 10(e)(1)(i)(B) of
         Regulation S-K and Questions 100.04 and 102.11 of the Non-GAAP Financial Measures
         Compliance and Disclosure Interpretations.
2. Please include quantitative reconciliations of the differences between your forward-
         looking non-GAAP measures, such as pro forma diluted earnings per share, and the comparable GAAP measures. If the GAAP measure is not accessible on a forward-
         looking basis, disclose that fact and provide reconciling information that is available without an unreasonable effort. Furthermore, identify the specific information that is unavailable and disclose its probable significance. Refer to Item 10(e)(1)(i)(B) of
         Regulation S-K and Section II.B.2 of SEC Release No. 33-8176.
Form 10-K for Fiscal Year Ended December 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 23

3. Please remove all presentations and discussions of statement of operations line items as a percentage of revenue before reimbursements or use total revenues in the denominator instead. Also, revenue before reimbursements should not be discussed in isolation, like you did here in the Overview section, in the headline results of your
Item 2.02 Form 8-K
         filed February 22, 2022 and throughout your filings and earnings calls. Total revenues and reimbursement revenues should be presented or discussed, whenever revenue before reimbursements is presented or discussed. In addition, revenue before reimbursements should not be referred to as net revenue. Furthermore, all breakouts of revenue throughout your filings, such as, but not limited to, on page 24 and in Notes 1, 15 and 16 of your financial statements, should be done using total revenue and not revenue before reimbursements. Please make the appropriate revisions.
4. The various compensation line items below the personnel costs line item appear to be personnel costs too. The line items between selling, general and administrative costs and total selling, general and administrative expenses appear to be selling, general and administrative costs too. Please retitle the personnel costs and selling, general and administrative costs line items to better reflect what they actually represent and explain why the amounts here differ from the similarly-titled line items in your statements of operations. Also, tell us why these amounts are not non-GAAP measures or move your presentation of these measures to a non-GAAP section and provide the disclosures required by Item 10(e) of Regulation S-K, when these amounts are presented in your filings, including your Item 2.02 Forms 8-K.
 Ted Fernandez
The Hackett Group, Inc.
April 22, 2022
Page 3
Financial Statements
Note 1. Basis of Presentation and General Information
Segment Reporting, page 42

5. Please tell us and disclose the factors used in determining you have one reportable segment, including whether operating segments have been aggregated. Refer to ASC 280-
         10-50-21. If you are aggregating operating segments to arrive at your reportable segment, please also tell us in detail the analysis you performed in determining the criteria in ASC
         280-10-50-11 were met. If you are not aggregating operating segments, please explain in detail how the lower-level operating results (e.g., net revenues and gross margins)
         discussed on your earnings calls for the S&BT, EEA and International groups are not indicative of your operating segments being at a lower level than your reportable segment.
15. Geographic and Service Group Information, page 52

6. Please disclose the amounts of your total revenues and long-lived assets attributed to the
         United States. Refer to ASC 280-10-50-41.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Linda Cvrkel at (202) 551-3813 or Rufus Decker at (202)
551-
3769 with any questions.



FirstName LastNameTed Fernandez                                Sincerely,
Comapany NameThe Hackett Group, Inc.
                                                               Division of
Corporation Finance
April 22, 2022 Page 3                                          Office of Trade
& Services
FirstName LastName